UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Results 3Q26 November 10, 2026 Telefônica Brasil S.A. Investor Relations Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the third quarter of 2026, presented in accordance with International Accounting Standards (IFRS) and with the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. To access the spreadsheet containing the data available on our Investor Relations website, click here 3Q26 Highlights Postpaid Accesses 74.7mn +7.1% YoY 8.4mn +10.8% YoY R$16.0bn +7.2% YoY R$7.1bn +10.0% YoY 2 FTTH Accesses Total Revenue EBITDA 3Q26 Results 1. Excludes M2M and Dongles. 2. During the quarter, Vivo performed a one-off rebalancing of Vivo Total revenues between mobile and fiber, aligning the allocation with prices that better reflect the market reality of each product. The adjustment had no impact on total service revenue or the underlying business trends. 3. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 4. AL means After Leases. More detail on page 18. 5. Does not include amounts related to IFRS 16 effects and licenses. 6. Operating Cash Flow is equal to EBITDA minus Capex ex-IFRS16 and ex-licenses. 7. Considers the net income attributed to Telefônica Brasil. Vivo continued to deliver solid customer growth, ending 3Q26 with 120.2 million accesses, up +3.0% YoY. Mobile accesses totaled 106.4 million, accelerating to a +3.4% YoY growth rate from +2.6% in 2Q26. The Company further expanded its 5G network, adding +310 cities over the last 12 months and reaching 1,012 municipalities. Human Postpaid remained a key growth driver, with +3.5 million net additions LTM, bringing the base to 53.4 million accesses (+7.0% YoY). ARPU¹ stood at R$53.8 (+0.6% YoY), and churn¹ also remained at a historically low level of 1.0%. Our Fiber business continued to execute consistently, with the footprint expanding to 32.4 million homes passed (+6.4% YoY) and homes connected reaching 8.4 million (+10.8% YoY) in 3Q26. This performance supported a +1.0 p.p. YoY increase in take-up (26.0% in 3Q26), while ARPU decreased following Vivo Total’s rebalancing² and churn was flat at 1.4% this quarter. Net revenue reached R$16,022.7 million, increasing +7.2% YoY, driven by strong postpaid (+9.1% YoY), FTTH (+5.7% YoY) and the continued expansion of Corporate Data, ICT and Digital Services revenues (+4.9% YoY). Average monthly revenue per RGU³ increased to R$69.8 LTM (+8.0% YoY), extending its positive trajectory. The evolution was supported by B2C connectivity revenues (+6.4% YoY) and strong performance from B2C new businesses (+37.1% YoY), highlighting the benefits of our increasingly diversified digital ecosystem. EBITDA delivered another quarter of double-digit growth, +10.0% YoY, summing R$7,135.6 million, reaching a strong margin of 44.5% (+1.1 p.p. YoY). EBITDA AL4 rose +10.8% YoY, with another margin expansion of +1.2 p.p. YoY to 35.5%. Capex5 totaled R$2,561.0 million, down -1.6% YoY, lower than 1Q26 and 2Q26 growth rates (+9.6% and +6.1% YoY, respectively), representing 16.0% of revenues, a reduction of -1.4 p.p. YoY. Operating Cash Flow6 reached R$4,574.6 million, increasing +17.8% YoY and leading to a margin of 28.6% (+2.6 p.p. YoY), one of the highest OpCF margins on record. Net income7 amounted to R$2,456.4 million, delivering a strong +30.1% YoY increase, the highest since 4Q23. On a 9M26 basis, net income amounted to R$5,290.0 million (+23.3% YoY). Shareholder remuneration paid out in 9M26 reached R$6,990.0 million, surpassing the amount distributed in FY2025 by +9.6%. This includes R$2,990.0 million of interest on capital declared in 2025 and R$4,000.0 million related to capital reduction. On November 10, 2026, Vivo’s Executive Board approved the date of payment of the IoC declared in February 2026, in the amount of R$325.0 million, to be made on December 15, 2026, driving total 2026 shareholder remuneration to R$7,315.0 million, with R$1,000.0 million still at our disposal under the share buyback plan and R$3,195.0 million in IoC declared in 2026 for which payment dates have yet to be determined, subject to the April 30, 2027 deadline. We remain firmly committed to distributing at least 100% of FY26 net income to shareholders. Highlights 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. AL means After Leases. More detail on page 18. 3. Net Income attributable to Telefônica Brasil. 4. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. EPS for 2025 was recalculated considering the effects of the Split and Reverse Stock Split effective on April 15, 2025. More detail can be found in note 23.i) of the Financial Statements as of September 30, 2026. 5. Does not include amounts related to IFRS 16 effects and licenses. 6. Operating Cash Flow is equivalent to EBITDA less Capex ex-IFRS 16 and licenses. 7. AL Operating Cash Flow is equivalent to EBITDA After Leases less Capex ex-IFRS 16 and licenses. 3 3Q26 Results 4 3Q26 Results 1. Postpaid revenue includes M2M, dongles, wholesale, and others. 2. Excludes M2M and Dongles. Mobile BusinessMobile Access Million Postpaid Access MillionPostpaid Churn² % Mobile Service Revenue (MSR) reached R$10,436.8 million in 3Q26, growing +7.4% YoY, partly reflecting the Vivo Total revenue reallocation between mobile and fiber, and supported by sustained demand for higher-value mobile services. The performance was driven by Postpaid revenues, that expanded +9.1% YoY and increased their contribution to 87.3% of MSR (+1.4 p.p. YoY). Our customer value proposition continues to deliver results, as reflected in a postpaid base of 74.7 million accesses (+7.1% YoY), supported by migrations towards higher-value plans and sustained customer additions. Meanwhile, postpaid ARPU (ex-M2M and dongles) reached R$53.8 (+0.6% YoY), benefiting from an enhanced customer mix and greater usage of our services. Vivo announced a strategic partnership with Starlink to launch Vivo Satélite, becoming the first mobile operator in Brazil to offer direct-to-device (D2D) satellite connectivity. The solution extends service coverage to nearly 100% of the country, enabling eligible customers to access messaging, navigation and selected connectivity services in remote and underserved areas, while further strengthening Vivo's mobile value proposition. Fixed Business FTTH Homes Passed Million Homes Connected Million Net Fixed Revenue reached R$4,472.9 million in 3Q26, partly reflecting the Vivo Total revenue reallocation between mobile and fiber, increasing +2.7% YoY, supported by growth in FTTH revenues (+5.7% YoY) and the performance of Corporate Data, ICT and Digital Services (+4.9% YoY). Our fiber footprint continued to expand during the quarter, reaching 32.4 million homes passed (+6.4% YoY) and 8.4 million homes connected (+10.8% YoY). These advances supported a take-up rate of 26.0%, up +1.0 p.p. YoY, reflecting the continued monetization of our network investments. Our convergent FTTH base reached 5.6 million accesses, including 4.0 million with Vivo Total² (increase of +27.8% YoY). During 3Q26, Vivo Total accounted for 86.2% of FTTH additions in our own stores, underscoring the growing relevance of convergence in customer acquisition and retention. As a result, Vivo Total penetration within the FTTH base increased to 48.0% (+6.4 p.p. YoY), indicating further room to increase penetration within the existing customer base.Corporate Data, ICT and Digital Services revenues totaled R$1,453.2 million in 3Q26, increasing +4.9% YoY and continuing to deliver solid growth. Fixed Digital B2B revenues reached R$1,029.4 million, up +6.3% YoY, reflecting the continued expansion of our digital services portfolio.5 3Q26 Results 1. Other Fixed Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Vivo Total is our product that combines fiber and mobile in a single offering. Digital Business We continue to expand our digital ecosystem through new commercial initiatives and partnerships that reinforce our position as a comprehensive digital services platform. B2C Financial Services¹ Vivo Pay continues to strengthen its position as one of Vivo's main growth pillars, leveraging our digital ecosystem, customer relationships, data capabilities and partnerships to expand credit, payment and protection solutions. In the last twelve months, Financial Services revenues reached R$458 million, growing +13.6% YoY. Since its Oct/20 launch, personal loan originations have totaled R$1.3 billion, while our insurance portfolio continues to gain relevance. In 3Q26, more than 48% of smartphones sold in our stores were bundled with insurance, supported by an expanded portfolio that now includes AppleCare Services, alongside home, life, travel and electronics insurance solutions. OTTs¹ In OTTs, Vivo offers access to leading music, video OTTs and AI platforms, with all services conveniently charged on the same bill as their telecom connectivity. Vivo launched new streaming bundles, combining up to six services on a single bill at prices starting from R$49.90, further enhancing convenience and value for customers. LTM revenues reached R$965 million in 3Q26 (+30.5% YoY), driven by a subscriber base of 4.8 million users, up +29.0% YoY. Health and Wellness Vale Saúde continues to expand access to quality healthcare in Brazil through a portfolio spanning telemedicine, wellness and pharmacy discount services. In LTM 3Q26, the platform reached more than 620 thousand subscribers, including 114 thousand users of the Atma meditation app, facilitated over 61 up +46.4% YoY. thousand doctors’ appointments, exams and procedures, and enabled the sale of more than 2.6 million discounted pharmacy items. These initiatives generated R$133 million in Health & Wellness revenues, B2C Products & Services By integrating connectivity and digital services, B2C average monthly revenue per RGU2 reached R$69.8 in 3Q26 LTM, up +8.0% YoY. During the quarter, Vivo strengthened its value proposition through the launch of AppleCare Services, becoming the first telecom operator in Latin America to offer the service. These results reinforce the effectiveness of Vivo's ecosystem strategy of combining connectivity with differentiated digital services to enhance customer engagement and monetization. B2B Vivo continues to support companies in their digital transformation journey, leveraging a portfolio that increasingly extends beyond connectivity. In LTM 3Q26, digital services revenues grew +10.9% YoY to R$5,612.4 million, representing 8.9% of total revenue (+0.3 p.p. YoY). B2B also reported a relevant participation in the Company's revenues, reaching 22.4% LTM 3Q26. Digital B2B Revenues | R$ Million Vivo and Palo Alto Networks partnered to launch an Agentic Security Operations Center (SOC), leveraging AI-driven threat prevention, detection and response capabilities, reinforced by 24/7 monitoring and specialized cybersecurity expertise to strengthen enterprise digital security solutions. Cloud IoT + Messaging Digital Solutions3 Cybersecurity 1. New Business Revenues were reclassified to better reflect the nature of their perimeter: (i) in Video + Music OTTs, revenues from IPTV-acquired content were excluded; and (ii) in Financial Services, revenues from Vivo Desconto and Conta Bônus are no longer considered. 2. 56.7 million Revenue Generating Units (Taxpayer ID/CPFs). 3. Includes equipment. 3Q26 Results 6 Costs Costs of Services and Products Sold Growth of +15.6% YoY that reflects the expansion of digital services and cloud-related revenues, alongside the strong performance of the Handsets & Consumer Electronics business, as well as higher B2B equipment sales. Services Products Sold +3.0% YoY | 11.2% of Revs (-0.5 p.p. YoY) +37.9% YoY | 8.5% of Revs (+1.9 p.p. YoY) Increase of +3.0% YoY, mainly reflecting the growth of B2B digital and cloud services, as well as the ongoing expansion of Vivo’s B2C digital portfolio. Growth of +37.9% YoY driven by a broader portfolio available across stores and digital channels, new handset launches and higher B2B equipment sales. 7 3Q26 Results Costs from Operations Operating expenses were flat YoY (0.0%), reflecting higher personnel and G&A expenses associated with salary inflation, cloud consumption and digital services expansion, largely offset by commercial and infrastructure efficiencies, concession benefits and gains from migration-related asset sales. Personnel: +7.8% YoY | 10.6% of Revs (+0.1 p.p. YoY) Personnel expenses were mainly impacted by salary adjustments, inflationary effects and workforce expansion supporting business growth, partially offset by productivity initiatives and lower personnel related operating expenses. The YoY comparison also reflects a relatively lower comparison base in 2025. Commercial & Infrastructure: -0.9% YoY | 22.4% of Revs (-1.8 p.p. YoY) Commercial & Infrastructure expenses decreased -0.9% YoY as lower infrastructure and logistics costs, contract renegotiations and efficiencies from the FiBrasil consolidation more than offset higher commercial activity, network expansion and systems development expenses. Provision for Bad Debt: +1.8% YoY | 2.5% of Revs (-0.1 p.p. YoY) PBD remained well under control, increasing modestly due to higher activity in B2C and New Businesses. Credit quality remains supported by Vivo’s disciplined standards and premium customer base. General & Administrative: +14.3% YoY | 2.5% of Revs (+0.2 p.p. YoY) to support Vivo’s digital transformation agenda. Growth reflects higher investments in cloud infrastructure, software, systems and consulting services Other Operating Income (Expenses): +69.4% YoY | 2.3% of Revs (+0.8 p.p. YoY) Other Operating Income (Expenses) benefited from R$366 million in gains mainly reflecting copper related asset sales¹. The year-over-year comparison was also impacted by lower tax recovery benefits compared with the previous year. Digitalization KPIs Payments Received Through Pix % Vivo Digital (App + Web) Users Million 1. Amounts of asset sales are net of costs. 8 3Q26 Results From EBITDA to Net Income EBITDA to Net Income – 3Q26 R$ Million EBITDA EBITDA totaled R$7,135.6 million in 3Q26, growing +10.0% YoY, reflecting another quarter of strong performance. EBITDA margin expanded by +1.1 p.p. YoY to 44.5%. EBITDA AL increased +10.8% YoY, with margin reaching 35.5% (+1.2 p.p. YoY). Depreciation and Amortization Depreciation and amortization totaled R$3,611.2 million in 3Q26, decreasing by R$107.1 million YoY (-2.9%) and R$372.5 million QoQ (-9.4%), mainly reflecting the completion of the accelerated depreciation of legacy technologies, including copper-related assets. The reduction was partially offset by ongoing investments in network infrastructure to support continued enhancements in network quality, coverage and capacity. Financial Results Net financial result totaled a net expense of R$748.9 million in 3Q26, up +12.4% YoY. The increase was mainly driven by lower interest income, higher monetary adjustment expenses related to the FISTEL TFF liability and increased lease liabilities associated with network infrastructure investments. Net Income Net Income¹ reached R$2,456.4 million in 3Q26, growing +30.1% YoY, reflecting sustained revenue growth, EBITDA expansion and lower depreciation and amortization expenses. 1. Considers the net income attributed to Telefônica Brasil. 9 3Q26 Results Capex Capex¹ totaled R$2,561.0 million in 3Q26, down -1.6% YoY, representing 16.0% of Net Revenue, a relevant reduction of -1.4 p.p. YoY, reflecting our strategy of strengthening network quality, expanding coverage and supporting long-term value creation through disciplined capital allocation. We further strengthened our network leadership, with 5G now available in 1,012 municipalities and covering 73% of the Brazilian population. Fiber remained a key growth vector, with 32.4 million homes passed (+6.4% YoY) and 8.4 million homes connected (+10.8% YoY). Around 75% of Capex was allocated to mobile and fixed network infrastructure, supporting increasing data demand, enhancing customer experience and driving the ongoing expansion of our fiber network across 453 cities. Free Cash Flow Free Cash Flow totaled R$2,426.3 million in 3Q26, up +37.7% YoY, representing a 15.1% margin over net revenues (+3.4 p.p. YoY). In addition to EBITDA growth (+10.0% YoY), cash generation benefited from the reversal of judicial deposits and lower tax payments (-23.6% YoY), partially offset by higher working capital consumption. 1. Does not include amounts related to IFRS 16 effects and licenses. 3Q26 Results 10 Indebtedness 11 3Q26 Results Loans, Financing and DebenturesNet Debt | ex-IFRS 16L.T. Debt Profile Considering Cash, Investments and Derivatives, the Company reported a net cash position of R$2,420.4 million as of September 30, 2026. Including the effects of IFRS 16 leases, net debt totaled R$13,760.8 million. Gross debt (excluding IFRS 16 leases) totaled R$4,817.5 million at the end of 3Q26, representing a +21.1% YoY increase, primarily driven by the assumption of R$0.9 billion in FiBrasil debentures following the merger of FiBrasil into the Company. Of the total gross debt, 99% is denominated in local currency and 1% in foreign currency. The Company's foreign exchange exposure is fully hedged through derivative instruments. 1. Considers liabilities for the acquisition contracts of Vita IT, Vale Saúde and IPNET, contributions made by Polígono Capital in Vivo Money, the Amnesty Program of the States of São Paulo and Paraná. More detail can be found in note 20 of the Financial Statements as of September 30, 2026. 2. Considers cash and cash equivalents and accounts receivable from FIDC Vivo Money. 3. Debt does not include fees related to FISTEL TFF for the years 2020 to 2026, totaling R$7.5 billion. Capital Markets Our capital stock is composed exclusively of common shares, with voting rights, listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV). Share Performance (Base 100 on 12/31/2025) 135 130 125 120 115 110 105 100 95 90 85 80 Dec-25 IBOV VIVT3 adjusted by dividends VIVT3 Jan-26 Feb-26 Mar-26 Apr-26 May-26 Jun-26 Jul-26 Aug-26 115,6 96,1 90,1 Sep-26 1. Earnings per share (EPS) calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of September 30, 2026. 3Q26 Results 12 Shareholder Remuneration The Company remains focused on creating value for shareholders and delivering consistent remuneration. For the 2024–2026 period, we reaffirm our commitment to distribute no less than 100% of annual net income through a combination of dividends, interest on capital, capital reductions and share buyback programs. We paid¹ R$6,990.0 million to shareholders in 9M26, up +9.6% compared to FY2025. This includes R$2,990.0 million of interest on capital declared in 2025 and R$4,000.0 million related to capital reduction. On November 10, 2026, ’ Executive Board approved the payment date of the IoC declared in February 2026, in the amount of R$325.0 million, to be made on December 15, 2026, driving total 2026 shareholder remuneration paid to R$7,315.0 million, with R$1,000.0 million still at our disposal under the share buyback plan and an additional R$3,195.0 million in IoC declared in 2026 for which payment dates have yet to be determined, subject to the April 30, 2027 deadline. The y’ Executive Board approved the date of payment of the IoC declared in February 2026, totaling R$325.0 million, to be paid on December 15, 2026. Throughout the year we have declared an additional R$3,195.0 million in IoC (totaling +4.5% vs. FY2025), that will be paid by April 30, 2027. Declared IoC R$ million 325,0 Feb-26 600,0 365,0 200,0 Mar-26 230,0 Apr-26 For more information on Shareholder Remuneration, click here. May-26 For more information on Shareholder Remuneration, click here. Interest on Capital Declared in 2026YTD R$ Million Jun-26 500,0 Jul-26 500,0 350,0 Aug-26 Sep-26 450,0 Oct-26 Furthermore, the Share Buyback Program remains active, with up to R$1.0 billion available for repurchases, reinforcing our confidence in achieving the 2026 shareholder remuneration guidance. Payment to Shareholders¹ R$ Million Share Buyback Capital Reduction IoC 1. Considers only the payments made up to the present date and excludes the amount declared to be paid in December 2026. 3Q26 Results 13 ESG Environmental, Social and Governance Vivo’s ESG Strategy comprises over 100 indicators integrated into the Sustainability Plan (SP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The SP contains goals that contribute to the company's sustainable growth guided by ethics and integrity, aligned with Sustainable Development Goals (SDGs) and other relevant commitments on the topic. Environmental Net Zero by 2035: climate ambition further strengthened through the expansion of the Company's own emissions reduction target (Scopes 1 and 2) from 90% to 95%. 2026 Climate Action Plan: access the document that guides the Company's climate strategy and its transition toward a low-carbon economy. Futuro Vivo 2026 Meeting brought together 19 national and international panelists to discuss the challenges of our time, including sustainability, artificial intelligence, education, human connections, and new development models. The event was streamed live on Terra and featured more than 9 hours of content, reaching 62 million views. Amazonia Yawá Collection: Ovvi and #Togetherband launched a collection developed with Yawanawá artisans from the Rio Gregório Indigenous Territory, in Acre. The collection includes bracelets and phone straps made from açaí seeds, recovered metal and recycled plastic collected from coastal areas. R$3.4 billion in revenue, over the last 12 months, generated from solutions that promote energy and climate efficiency, while also contributing to limiting global temperature increase to 1.5°C. Social 2027 Trainee Program launched with two development tracks: Lead, designed for professionals seeking to build a path toward future leadership positions, and Transform, aimed at talents who will contribute to the development of solutions in artificial intelligence, innovation, and marketing. Six consecutive years in the Top 10 Best Companies to Work For, in the Giants category (more than 10 thousand employees) of GPTW's (Great Place to Work) national ranking. Top 10 in Merco Talento for the first time, recognizing leading employers for talent attraction and retention, and 1st among large companies and within the telecommunications sector in the Ethos Diversity, Equity and Inclusion Survey. Governance 2025 Corporate Governance Maturity Index (IMGC), published by FGV Alta Gestão, ranked Telefônica Brasil among the eight benchmark companies in governance maturity out of 321 companies assessed. award at the Leaders League Compliance Summit & Awards 2026. Recognized for the second consecutive year with the Compliance Program of the Year 3Q26 Results 14 Operational Indicators Mobile Business Fixed Business 1. Data published by ANATEL for September 2026. 15 3Q26 Results Income Statement 1. Other Revenues include Fixed Voice, xDSL, FTTC and IPTV. 2. Net Income attributable to Telefônica Brasil. 3. Earnings per share calculated based on net income attributable to Telefônica Brasil divided by the weighted average of outstanding shares in the period. More detail can be found in note 23.i) of the Financial Statements as of September 30, 2026. 16 3Q26 Results Balance Sheet 17 3Q26 Results Additional Information EBITDA After Leases (IFRS 16) Depreciation and Amortization 1. Purchase Price Allocation. 18 3Q26 Results Results Call Date November 11th, 2026 (Wednesday) Click here Time 11:00 a.m. (Brasília time) 09:00 a.m. (New York time) Connection English A replay of the conference call will be available after the end of the event, on our website Telefônica Brasil Investor Relations Team Av. Eng. Luis Carlos Berrini, 1376 18th Floor – Cidade Monções – SP 04571-000 ir.br@telefonica.com Information available on the website: ri.telefonica.com.br Live transmission in This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments. 19 3Q26 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 10, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director